ACCELERIZE NEW MEDIA, INC.

20411 SW Birch Street, Suite 250

Newport Beach, CA 92660

May 29, 2014

Via EDGAR

Barbara C. Jacobs, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Accelerize New Media, Inc. Registration Statement on Form S-3 Filed April 25, 2014 File No. 333-195494

Dear Ms. Jacobs:

The purpose of this letter is to respond to your letter of May 22, 2014 regarding the above-referenced registration statement (the “Form S-3”). For your convenience, your comments appear in italics, followed by our responses. We are concurrently filing via EDGAR Amendment No. 1 to the Form S-3 (“Amendment No. 1”). Page references in our response are to Amendment No. 1.

Plan of Distribution, page 6

We note your discussion that you may sell common stock pursuant to an "equity line of credit" that would be described in a Current Report on Form 8-K at a future date. We further note your statement that "this prospectus ... also covers the resale of those shares from time to time by the equity line purchaser to the public." Please be advised that should you enter into an equity line agreement, information regarding that agreement must be filed in a prospectus supplement. Furthermore, it does not appear that you may rely on this registration statement with respect to the resale of the shares by the equity line purchaser to the public. Please revise your filing accordingly.

We have revised our disclosure on pages 6 and 7 of Amendment No. 1 to remove references to an equity line of credit.

Form 10-K for fiscal year ended December 31, 2013

Item 9A. Controls and Procedures, page 22

Please explain to us how your management concluded that your disclosure controls and procedures were effective as of December 31, 2013, notwithstanding management's conclusion that your internal control over financial reporting was not effective due to several material weaknesses as of the same date. In this regard, we note that in your Form 10-K for the fiscal year ended December 31, 2012, you identified the same material weaknesses in internal control over financial reporting, as a result of which management concluded that both your internal control over financial reporting and your disclosure controls and procedures were not effective. We note further that you do not appear to have disclosed in your periodic reports for fiscal 2012 or 2013 any changes in internal control over financial reporting that would explain how management determined that your disclosure controls and procedures (which were previously ineffective) became effective. Please advise.

We have concluded that our disclosure controls and procedures were not effective as of December 31, 2013 and continue to be not effective. We plan to file amendments to our Form 10-K for the fiscal year ended December 31, 2013 and to our Form 10-Q for the quarter ended March 31, 2014 to provide disclosure that our disclosure controls and procedures were not effective. We intend to file such amendments as soon as practicable following your response to this letter.

* * *

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call our attorney, Robert Condon (212) 660-3049 of Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely,

ACCELERIZE NEW MEDIA, INC.

By: /s/ Brian Ross
Name: Brian Ross
Title: Chief Executive Officer

cc, with a marked copy of Amendment No. 1:

Maryse Mills-Apenteng

Howard Berkenblit, Sullivan & Worcester LLP

Truman Bidwell, Sullivan & Worcester LLP

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